Delisting Determination,The Nasdaq Stock Market, LLC,
December 15, 2009, Altus Pharmaceuticals Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Altus Pharmaceuticals Inc.
(the Company), effective at the opening of the trading session on December 28, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5250(c)(1), 5101, 5110(b), and IM-5100. The Company was
notified of the Staffs determination on November 12, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 23, 2009.